May 12, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506


RE: The Travelers Separate Account PF II for Variable Annuities, SEC File No. 811-08317,
Travelers Life & Annuity PrimElite III Annuity, Registration No. 333-123336 Request for Withdrawal of Registration Statement on Form N-4 Pursuant to Rule 477

Members of the Commission:

The Travelers Life and Annuity Company, as sponsor and depositor of The Travelers Separate Account PF II for Variable Annuities ("Registrant") on behalf of the Registrant, requests withdrawal of a registration statement on Form N-4 for Travelers Life & Annuity PrimElite III Annuity submitted to the Securities and Exchange Commission on March 15, 2005 and assigned File Number 333-123336 ("Registration Statement"). The Travelers Insurance Company makes this request for withdrawal of the Registration Statement pursuant to the Securities Act of 1933 and Rule 477 thereunder.

We wish to withdraw the referenced registration due to business changes that have occurred since March 15, 2005.

Please accept our sincere apologies for any inconvenience we may have caused. Please direct any comments or questions regarding this filing to me at (860) 308-1292 or to Scott K. Richardson at (860) 308-5395.

Sincerely,

/s/Kate Johnson
Counsel
The Travelers Life and Annuity Company


Cc:      Harry Eisenstein, Senior Counsel
         Office of Insurance Products
         Division of Investment Management
         Securities and Exchange Commission
         450 Fifth Street, N.W.
         Washington, D.C. 20549-0506